                          FILED BY ELTRAX SYSTEMS, INC.
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                          COMMISSION FILE NO.: 0-22190

                                SUBJECT COMPANY:
                              ELTRAX SYSTEMS, INC.

THE FOLLOWING COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 FILED BY ELTRAX SYSTEMS, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED MERGER WITH CEREUS TECHNOLOGY PARTNERS, INC. BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS FILED BY ELTRAX SYSTEMS, INC. WITH THE SEC AT WWW.SEC.GOV.


[ELTRAX LOGO]
400 Galleria Parkway
Suite 300
Atlanta, GA  30339

NEWS RELEASE
For Immediate Release, August 30, 2000

MEDIA CONTACT:                                     INVESTOR CONTACT:
Pam Sanders                                        Jennifer L. Pepper
Director of Marketing                              Investor Relations
Eltrax Systems, Inc.                               Eltrax Systems, Inc.
678.589.3565                                       678.589.3579
pam.sanders@eltrax.com                             jennifer.pepper@eltrax.com

 ELTRAX SYSTEMS AND CEREUS TECHNOLOGY PARTNERS ANNOUNCE NEW NAME AND POSITIONING
                         STRATEGY FOR COMBINED COMPANY

 Verso Technologies to be launched as a powerhouse in the full service provider category

ATLANTA, GA - (August 30, 2000) - Eltrax Systems, Inc. (NMS:ELTX) and Cereus Technology Partners, Inc. (NMS:CEUS), today announced their intent to launch the combined company under the name Verso Technologies, Inc., and that a new positioning and brand strategy will reflect a new value proposition for clients. Subject to approval by the stockholders of both Eltrax Systems and Cereus Technology Partners and the satisfaction or waiver of all closing conditions, the name change and the merger are expected to be effective by September 29, 2000.

 "This merger will mark the latest phase in our long evolution into a true end-to-end Full Service Provider (FSP)," said Steve Odom, chief executive officer of Cereus, who also becomes CEO of Eltrax on September 1, 2000. "Eltrax has spent eleven years building network and application services as core competencies. Customers value that long history and the track record for success that comes with it. Add to that the experience and reputation of the Cereus team and you simply cannot find another Full Service Provider or Application Service Provider with more experience."

As a FSP, Verso Technologies will plan, build and run end-to-end application solutions that advance clients' business objectives by improving their profitability, efficiency, speed and/or customer service capabilities. Verso can be singularly accountable for every aspect of clients' technology infrastructure, while allowing clients to stay focused on their own core competencies. "Companies today must assess the entire scope of their business models, people, systems and processes to deliver better service to their customers and create a distinct competitive advantage," said Odom. "The power of our multidisciplinary approach is that we can help clients with the strategy, as well as the implementation and on-going management of their technology plan. We can deliver one part or all depending on each customer's needs. As we tell our clients, if your only tool is a hammer, then your only solution is a nail. We come to the table equipped with the entire toolbox. Companies need that kind of strategic thinking if they want to stay competitive in today's marketplace," Odom added.

Although Verso's formal brand launch is slated for mid October, Odom provided some insight into the strategy behind the company's new name. "As an end-to-end provider, we can really see our client's businesses from a big picture perspective and can deliver a variety of solutions that independently or collectively can revolutionize their businesses. "Verso" is a Latin word that means, "to turn over in the mind or to think of; to engage; to change or to influence". The word represents basic concepts that are at the very heart of our value proposition. Armed with tools to see the whole picture, we're able to deliver forward thinking, strategic solutions that engage clients and help them become more competitive."

Upon completion of the merger, the combined entity of Eltrax Systems and Cereus Technology Partners will trade on the Nasdaq Stock Market under the symbol VRSO.

Investors and security holders are urged to read the definitive joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Eltrax systems. (NASD:ELTX) with the Securities and Exchange Commission (SEC) in connection with the proposed merger with Cereus because it contains important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus filed by Eltrax Systems with the SEC at the SEC's Web site, www.sec.gov.

ABOUT ELTRAX SYSTEMS, INC.
Eltrax Systems is a full service application services provider (ASP) that plans, builds and runs the technology that high-growth businesses need to take care of their internal and external customers. Eltrax offers a front and back office suite of native web applications including, a CRM solution (customer relationship management), iMessaging(TM), (email and collaboration), HRe-source(TM) (human resource), NetWATCH OnLINE(TM) (remote monitoring and network management), and AppVIEW OnLINE(TM) (remote application monitoring and management). As a full service ASP, Eltrax delivers end-to-end customer solutions, including custom and packaged applications, software integration services, IT consulting, hosting and customer care. Eltrax is headquartered in Atlanta, Georgia, and is continually expanding its portfolio of services to new offices, business partners and agents worldwide. For more information visit the Eltrax Web site at http://www.eltrax.com or contact Pam Sanders at 678-589-3565 or pam.sanders@eltrax.com.


ABOUT CEREUS TECHNOLOGY PARTNERS
Cereus is an end-to-end solutions provider of e-business and B2B technologies, including eBusiness strategy, web design/development, application integration, network consulting and hosting. Cereus delivers its solutions through the most effective delivery method available -- whether at the customer`s location, as an ASP, or through outsourcing.

Cereus helps its customers transform their businesses for the new economy. In many cases, Cereus becomes the customer`s IT department by providing end- to-end solutions, including communications and data services. Additional information can be accessed on the World Wide Web at www.cereus.net.

                                      # # #